

November 5, 2009

via U.S. mail

Mr. An Fengbin
President and Chief Executive Officer
Andatee China Marine Fuel Services Corporation
Dalian Ganjingzi District, Dalian Wan Lijiacun
Unit C, No. 69 West Binhai Road, Xigang District Dalian
People's Republic of China

>   **Re: Andatee China Marine Fuel Services Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 21, 2009**
>   **File No. 333-161577**

Dear Mr. An:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A.

2.   We note your response to our prior comment 4 and remind you to file all omitted exhibits as soon as practicable. You will need to allow time for our review of the exhibits once they are filed.

3.   We note your response to our prior comment 8 and reissue such comment. Please revise your filing to consistently identify Xingyuan and its subsidiaries.

Prospectus Summary, page 1

Corporate History and Organizational Structure, page 3

4.   We note your disclosure at page 71 that Dalian Dongfangzheng Industrial Co., Ltd. was established by An Fengbin and his wife, Wang Jing, in September 2006. With a view towards disclosure, please advise whether Mr. An or his wife controls Dalian Dongfangzheng Industrial Co., Ltd. For example, we note your statement in your letter dated October 21, 2009 that Mr. An is the principal stockholder of Xingyuan.

5.   Please clarify what Ms. Lai WaiChi's equity ownership interest is in Oriental Excel Enterprises Limited. In this regard, we note in this section of the registration statement you disclose she holds a 96% interest; however, on page 71 you disclose she holds a 100% interest.

6.   You state in your letter dated October 21, 2009 that your agreements with Xingyuan were entered into to facilitate raising capital for the operations of Xingyuan through the offering. You also state that you paid no consideration to Xingyuan or its stockholders for entering into the agreements, provided, however, that Mr. An will become your chairman and CEO, and Mr. An and the other stockholders of Xingyuan will have "certain rights or options to acquire the currently outstanding shares of the company at later dates." Please provide this disclosure in your prospectus summary. In addition, please disclose the material terms of such "certain rights or options to acquire the currently outstanding shares of the company at later dates."

7.   Please disclose in this section the material terms of the "Authorization Agreement" and "Authorization Letter" that you reference in your October 21, 2009 response letter.

8.   We note your response to our prior comment 12 and your reference at page 4 to the risk factor with the heading "Chinese government exerts substantial influence…." However, it appears that the relevant risk factor regarding the risk that the Chinese government may restrict payments to you or change the tax rate on such payments is set forth under the heading "All of our revenues are generated through Xingyuan…" at page 15. Please revise your disclosure at page 4 to reference such risk factor, and to briefly describe the related material risk.

9.   Please disclose in this section the nature of your relationship with Goodwill Rich prior to the share exchange and the purpose of the share exchange.

Risk Factors, page 8

Risks Related to our Corporate Structure and Doing Business in China, page 13

10.	We have read your response to prior comment 18 and the revised disclosure on pages 25, under the heading "Use of Proceeds," which discusses how Circular 142 could affect your plans for the use of proceeds from the offering. Please expand your disclosure under that heading to also discuss what you intend to do with the proceeds if you are unable to transfer them to your operating entity or obtain authorization to convert them into Renminbi other than your plan to invest the net proceeds in short-term, interest-bearing investment grade securities.

Xingyuan Shareholders may have potential conflict of interest with us, page 14

11.	We reissue our prior comment 19. Please disclose in this risk factor any conflicts of interest that may arise in connection with Mr. An's relationships with you, your majority shareholder, Xingyuan and Xingyuan's shareholders.

The scope of our business license in China, page 16

12.	We note your response to our prior comment 21. Please clarify how the scope of the business license of Dalian Fusheng affects or limits your business and the business of Xingyuan.

Management's Discussion and Analysis and Results of Operations, page 29

13.	We note your response to our prior comment 25 and reissue such comment. Please revise your filing to disclose all material terms of the Shandong Xinfa Fishery Group Co., Ltd. Equity Replacement Agreement and the Rongcheng Xinfa Share Transfer Agreement. For example, and without limitation, you should disclose the practical effects of Section 2.2 of the Equity Replacement Agreement and Section 14.10 of the Share Transfer Agreement.

Certain Relationships and Related Transactions, page 71

14.	We note your response to our prior comment 44 and reissue such comment. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to your loan to Dalian Dongfangzheng Industrial Co., Ltd.

Security Ownership of Certain Beneficial Owners and Management, page 71

15.	We note your revised disclosure regarding the agreement, as amended, between Ms. Lai WaiChi and Mr. An Fengbin. In addition, we note that you have filed as an exhibit the agreement dated March 26, 2009, but not the August 2009 amendment. Please advise.

16.   We note your disclosure that Mr. An will be entitled to the transfer shares in the event net income reported in the consolidated interim financial statements of Goodwill for the six month period ended June 30, 2009 is not less than $1.5 million. Please provide updated disclosure regarding whether the shares have been transferred to Mr. An.

17.   You disclose that Mr. An will have beneficial ownership of sixty-two percent of your outstanding shares after the offering. Please add related risk factor disclosure.

Underwriting, page 76

18.   Please disclose all material terms of your agreements with the underwriters. For example, please disclose the "piggy-back" registration right set forth in Section 4.2 of the Common Stock Purchase Option filed as Exhibit 4.1.

Financial Statements, page F-1

General

19.   Please note that when you are required to present unaudited interim period financial statements in a registration statement, you must present an income statement and statement of cash flows for the corresponding interim period in the prior fiscal year. Refer to Rule 8-03 of Regulation S-X for additional guidance.

Note 1- Description of Business, Organization, VIE and Basis of Consolidation and Combination, page F-8

20.   We note you have expanded your disclosure in response to our prior comment 50 to indicate the share exchange between Andatee and Goodwill Rich has been accounted for as a recapitalization of Goodwill Rich. Please clarify when the actual share exchange occurred. In this regard, we note your disclosure on page 4 of the registration statement indicating the share exchange closed on October 16, 2009; however, your footnote disclosure implies the exchange occurred in August of 2009. Please note this transaction should not be reflected in the financial statements until the actual date the shares were transferred. Refer to paragraph D9 of SFAS 141R for additional guidance.

        As indicated in our prior comment 50, if you update the financial statements to include the period of the transaction, we would not object to the labeling that currently associates those historical financial statements with the registrant as recapitalizations are presented on a retroactive basis.

21.   We have read your response to prior comment 51 in which you indicate that Mr. An Fengbin was the principal stockholder of Dalian Xingyuan Marine Bunker Co., Ltd. ("Xingyuan") prior to March 26, 2009 when it was consolidated by

Goodwill Rich International Limited ("Goodwill Rich"). Please expand your disclosure to clarify, if true, that Mr. Fengbin was the principal stockholder of Xingyuan after the Share Exchange Agreement between you and Goodwill Rich.

Further, you indicate that prior to March 26, 2009, Goodwill Rich and the stockholders of Xingyuan entered into a series of separate agreements under which Goodwill Rich and Xingyuan were deemed to be under the common control of the stockholders of Xingyuan. Please expand your disclosure to include a complete description of the key terms of these agreements which you believe supports the presentation of combined financial statements for entities under common control. It should be clear how your conclusions are consistent with the guidance in EITF 02-5, for identifying entities that are under common control.

Finally, please confirm that you have filed as exhibits all relevant agreements related to the contractual relationship existing between Goodwill Rich and Xingyuan and refer us to the specific location of these agreements in the exhibit table.

22.   We note your disclosure on pages 71 and 72 which indicates the agreements between the stockholders of Xingyuan and Ms. Lai WaiChi were entered into for no consideration. Please expand your disclosure to explain why Ms. Lai WaiChi would relinquish control of Oriental Excel Enterprises Limited for no consideration.

Concentration of Risks, page F-11

23.   We have read your response to prior comment 55 in which you indicate that you offer your customers various pricing structures in an effort to manage the risk of changing fuel prices, and to the extent those pricing structures involve forward or future contracts, they would not be derivatives under the scope exception contained in paragraph 10(b) of SFAS 133. Please address the following points:

a.   Clarify whether or not you are engaged in price risk management services.

b.   Explain to us why you refer to the pricing structures as "price risk management services."

c.   Explain to what extent these pricing structures have been utilized.

d.   Tell us each type of pricing structure that you offer to your customers.

e.   Tell us what your accounting position is on each type of pricing structure offered to your customers and the authoritative guidance you are relying on to support your position.

Note 13 – Bankers Acceptance Notes, page F-25

24.   We have read your response to prior comment 60 and note that your disclosure
        indicates you borrowed $13,422,427 under the credit facility in 2008. However,
        we are unable to see where you have reflected the cash proceeds received from
        these borrowings as a financing activity in your Statement of Cash Flows for the
        fiscal year ended December 31, 2008. Further, we presume you repaid this
        amount in full in 2009 as your balance sheet as of June 30, 2009 reflects a notes
        payable balance of nil; however, we are unable to see where you have reflected
        the repayment of this amount in your Statement of Cash Flows for the interim
        period ended June 30, 2009. We reissue our prior comment 60 in its entirety.

        In addition, the amounts of proceeds and repayments of loans in your Statements
        of Cash Flows do not agree to the corresponding amounts disclosed in your
        discussion of financing activities on page 41 under the heading "Liquidity and
        Capital Resources" in your MD&A. Please amend your filing accordingly.

                                        ***

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with a marked copy of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

        F. Alec Orudjev
        (866) 742-4203